                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              ROWAN COMPANIES, INC.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.125 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    779382100
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 1996
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP NO. 779382100                                           PAGE 2 OF 12 PAGES

1           Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

                        George Soros (in his individual capacity, in his capacity as the sole proprietor of Soros Fund Management and in his capacity as a general partner of Lupa Family Partners)

2           Check the Appropriate Box If a Member of a Group*
                                                                        a.  / /
                                                                        b.  / /

3           SEC Use Only

4           Source of Funds*

                        PF, AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6           Citizenship or Place of Organization

                        United States

                                    7           Sole Voting Power
 Number of                                                  4,460,000
   Shares
Beneficially                        8           Shared Voting Power
  Owned By                                                  0
    Each
  Reporting                         9           Sole Dispositive Power
   Person                                                   4,460,000
    With
                                    10          Shared Dispositive Power
                                                            0

11          Aggregate Amount Beneficially Owned by Each Reporting Person

                                                            4,475,500

12          Check Box If the Aggregate Amount in Row (11) Excludes Certain
            Shares*                                 / /

13          Percent of Class Represented By Amount in Row (11)

                                                    5.18%

14          Type of Reporting Person*

                        IN; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 12 Pages

ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D relates to shares of common stock, $.125 par value (the "Shares"), of Rowan Companies, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 5450 Transco Tower, 2800 Post Oak Boulevard, Houston, Texas 77056-6196. This statement on Schedule 13D is being filed by the Reporting Person (as defined below) to report a recent acquisition of Shares as a result of which the Reporting Person may be deemed the beneficial owner of in excess of 5% of the total number of Shares outstanding.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") (i) in his individual capacity, (ii) in his capacity as sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM") and (iii) in his capacity as a general partner of Lupa Family Partners ("Lupa"). This statement on Schedule 13D relates to Shares acquired for each of the accounts of the Reporting Person, Lupa, Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), and Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"), the latter two of which have granted investment discretion to SFM pursuant to an investment advisory contract.

            Lupa is a New York limited partnership which is primarily engaged in securities investment. In his capacity as one of two general partners, the Reporting Person exercises voting and dispositive power with respect to securities held for the account of Lupa. The other general partner of Lupa is Mr. Paul Soros, the Reporting Person's brother, who does not normally exercise dispositive or voting power over the investments held by Lupa. Paul Soros is a United States citizen who is the founder and former president of Soros Associates, an international engineering firm. Paul Soros has his principal office at 888 Seventh Avenue, New York, New York 10106.

            SFM is a sole proprietorship of which the Reporting Person is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quantum Partners and Quasar Partners. Quantum Partners has its principal office at Kaya Flamboyan 9, Curacao, Netherlands Antilles. Quasar Partners has its principal office at Kaya Flamboyan 9, Curacao, Netherlands Antilles. SFM's contracts (the "SFM Contracts") with each of Quantum Partners and Quasar Partners provide that SFM is responsible for designing and implementing Quantum Partners' and Quasar Partners' overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of Quantum Partners and Quasar Partners; and for allocating and reallocating Quantum Partners' and Quasar Partners' assets among the outside managers and itself. In connection therewith, Quasar Partners granted investment discretion to Furman Selz LLC, a Delaware limited liablity company ("Furman Selz"), pursuant to an investment advisory contract between Quasar Partners and Furman Selz (the "Furman Selz Contract"). The Shares currently held for the account of Quasar Partners were acquired at the direction of Furman Selz, and none of the Reporting Person, SFM or Quasar Partners currently exercises voting or investment discretion over the Shares held for the account of Quasar Partners.

                                                              Page 4 of 12 Pages


            Furman Selz is an investment adviser whose principal business address is 230 Park Avenue, 33rd Floor, New York, New York 10169.

            The principal occupation of the Reporting Person, a United States citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

            Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), (i) the Reporting Person, by reason of his position as a general partner of Lupa, may be deemed the beneficial owner of securities, including the Shares, held by Lupa, (ii) the Reporting Person (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities, and (iii) as a consequence of SFM's ability to terminate the Furman Selz Contract with respect to all investments, including the Shares, within 60 days and acquire the voting and dispositive power currently held by Furman Selz with respect to the Shares, notwithstanding that none of the Reporting Person, SFM or Quasar Partners currently exercises voting or investment discretion over the Shares held for the account of Quasar Partners, the Reporting Person (as the sole proprietor and the person ultimately in control of SFM) may be deemed to be the beneficial owner of the securities, including the Shares, held for the account of Quasar Partners.

            During the past five years, none of the Reporting Person, Lupa, Quantum Partners, Quasar Partners and, to the best of the Reporting Person's knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Reporting Person expended $2,597,869 of his personal funds to purchase the Shares which are reported herein as having been purchased for his account over the last 60 days. Lupa expended $2,597,869 of its working capital to purchase the Shares which are reported herein as having been purchased for its account over the last 60 days. Quantum Partners expended $27,654,462 of its working capital to purchase the Shares which are reported herein as having been purchased for its account over the last 60 days. Quasar Partners expended $244,141 of its working capital to purchase the Shares which are reported herein as having been purchased for its account over the last 60 days.

            The Shares held for the accounts of the Reporting Person, Lupa, Quantum Partners and Quasar Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                              Page 5 of 12 Pages

ITEM 4.     PURPOSE OF TRANSACTION.

            All of the Shares reported herein as having been acquired for the accounts of the Reporting Person, Lupa, Quantum Partners and Quasar Partners were acquired for investment purposes. Neither the Reporting Person, nor, to the best of his knowledge, any of the other individuals identified in response to
Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate number of Shares of which the Reporting Person may be deemed a beneficial owner is 4,475,500 (approximately 5.18% of the total number of Shares outstanding). This number consists of (i) 345,000 Shares held directly by the Reporting Person, (ii) 345,000 Shares held by Lupa, (iii) 3,770,000 Shares held by Quantum Partners and (iv) 15,500 Shares held by Quasar Partners.

            (b)         (i)         The Reporting Person holds the sole power
to direct the voting and disposition of the 345,000 Shares he holds personally.

                        (ii) By virtue of his position as a general partner of Lupa, the Reporting Person may be deemed to have sole power to direct the voting and disposition of the 345,000 Shares held for the account of Lupa.

                        (iii) Pursuant to the terms of the SFM contract, the Reporting Person may be deemed to have sole power to direct the voting and disposition of the 3,770,000 Shares held for the account of Quantum Partners.

                        (iv) The power to direct the disposition and voting of the Shares held by Quasar Partners is currently vested in Furman Selz pursuant to the Furman Selz Contract. SFM has the contractual authority on behalf of Quasar Partners to terminate the investment advisory contract between Furman Selz and Quasar Partners within 60 days and, as a result, the Reporting Person may be deemed to have the ability to acquire the voting and dispositive power with respect to the 15,500 Shares held for the account of Quasar Partners.

            (c) Except for the transactions listed in Annex B hereto, there have been no transactions with respect to the Shares since March 30, 1996 (60 days prior to the date hereof) effected for any of the accounts of the Reporting Person, Lupa, Quantum Partners or Quasar Partners.

            (d)         (i)         The partners of Lupa have the right to
participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Lupa in accordance with their ownership interests in Lupa.

                        (ii) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                                                              Page 6 of 12 Pages


                        (iii) The partners of Quasar Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Quasar Partners in accordance with their ownership interests in Quasar Partners.

            (e)         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer. From time to time, the Reporting Person, Lupa, Quantum Partners and/or Quasar Partners may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            (a) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean Warren.

                                                              Page 7 of 12 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 29, 1996               GEORGE SOROS

                                       By:    /s/ Sean C. Warren
                                              ---------------------------------
                                              Sean C. Warren
                                              Attorney-in-Fact

                                                              Page 8 of 12 Pages

                                     ANNEX A

            The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                                Scott K. H. Bessent
                                Walter Burlock
                                Stanley F. Druckenmiller
                                Jeffrey L. Feinberg
                                Arminio Fraga
                                Gary Gladstein
                                Robert K. Jermain
                                David N. Kowitz
                                Elizabeth Larson
                                Alexander C. McAree
                                Paul McNulty
                                Gabriel S. Nechamkin
                                Steven Okin
                                Dale Precoda
                                Lief D. Rosenblatt
                                Mark D. Sonnino
                                Filiberto H. Verticelli
                                Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                              Page 9 of 12 Pages

                                     ANNEX B

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF

                            ROWAN COMPANIES, INC.


                                                                         NATURE OF                 NUMBER                PRICE
FOR THE ACCOUNT OF                  DATE OF TRANSACTION                 TRANSACTION               OF SHARES             PER SHARE
- ------------------                  -------------------                 -----------               ---------             ---------
George Soros                        05/09/96                             Purchase                    16,750              13.685
                                    05/09/96                             Purchase                     6,700              13.810
                                    05/09/96                             Purchase                       325              13.645
                                    05/10/96                             Purchase                    23,400              14.288
                                    05/13/96                             Purchase                     5,025              14.560
                                    05/13/96                             Purchase                    26,800              14.643
                                    05/13/96                             Purchase                     3,400              14.560
                                    05/14/96                             Purchase                    13,400              14.800
                                    05/14/96                             Purchase                     6,700              15.060
                                    05/15/96                             Purchase                     3,400              14.997
                                    05/15/96                             Purchase                     1,700              14.960
                                    05/16/96                             Purchase                       700              14.810
                                    05/16/96                             Purchase                     2,700              14.879
                                    05/16/96                             Purchase                    13,100              14.991
                                    05/17/96                             Purchase                    10,100              14.768
                                    05/17/96                             Purchase                     1,600              14.485
                                    05/20/96                             Purchase                     3,400              14.185
                                    05/20/96                             Purchase                     3,000              15.099
                                    05/20/96                             Purchase                    35,000              15.252

Lupa                                05/09/96                             Purchase                    16,750              13.685
                                    05/09/96                             Purchase                     6,700              13.810
                                    05/09/96                             Purchase                       325              13.645
                                    05/10/96                             Purchase                    23,400              14.288
                                    05/13/96                             Purchase                     5,025              14.560
                                    05/13/96                             Purchase                    26,800              14.643
                                    05/13/96                             Purchase                     3,400              14.560
                                    05/14/96                             Purchase                    13,400              14.800
                                    05/14/96                             Purchase                     6,700              15.060
                                    05/15/96                             Purchase                     3,400              14.997
                                    05/15/96                             Purchase                     1,700              14.960
                                    05/16/96                             Purchase                       700              14.810
                                    05/16/96                             Purchase                     2,700              14.879
                                    05/16/96                             Purchase                    13,100              14.991
                                    05/17/96                             Purchase                    10,100              14.768
                                    05/17/96                             Purchase                     1,600              14.485
                                    05/20/96                             Purchase                     3,400              14.185

                                                             Page 10 of 12 Pages


                                                                          NATURE OF                         NUMBER         PRICE
FOR THE ACCOUNT OF                  DATE OF TRANSACTION                  TRANSACTION                      OF SHARES      PER SHARE
- ------------------                  -------------------                  -----------                      ----------     ---------
Lupa (cont.)                        05/20/96                             Purchase                            3,000         15.099
                                    05/20/96                             Purchase                           35,000         15.252

Quantum Partners                    05/09/96                             Purchase                          179,000         13.685
                                    05/09/96                             Purchase                           71,600         13.810
                                    05/09/96                             Purchase                            3,600         13.645
                                    05/10/96                             Purchase                          249,900         14.288
                                    05/13/96                             Purchase                          286,400         14.643
                                    05/13/96                             Purchase                           35,700         14.560
                                    05/13/96                             Purchase                           55,000         14.560
                                    05/14/96                             Purchase                          143,200         14.800
                                    05/14/96                             Purchase                           71,600         15.060
                                    05/15/96                             Purchase                           35,700         14.997
                                    05/15/96                             Purchase                           88,200         14.960
                                    05/16/96                             Purchase                            7,100         14.810
                                    05/16/96                             Purchase                           28,600         14.879
                                    05/16/96                             Purchase                          140,400         14.991
                                    05/17/96                             Purchase                          108,200         14.768
                                    05/17/96                             Purchase                           17,100         14.485
                                    05/20/96                             Purchase                           35,700         14.185
                                    05/20/96                             Purchase                           31,500         15.099
                                    05/20/96                             Purchase                          299,400         15.252

Quasar Partners                     05/20/96                             Purchase                           10,500         15.692
                                    05/22/96                             Purchase                            5,000         15.875

                                                             Page 11 of 12 Pages

                                INDEX OF EXHIBITS

EXHIBIT                                                                        PAGE
- -------                                                                        ----
       A            Power of Attorney dated April 16, 1996 granted by
                    Mr. George Soros in favor of Mr. Sean Warren                 12